Exhibit 23.1

CONSENT OF BARR ENGINEERING CO.

To: U.S. Securities and Exchange Commission
Board of Directors of 5E Advanced Materials, Inc.

Re: Annual Report on Form 10-K/A of 5E Advanced Materials, Inc. dated October 27, 2023 ("10-K/A")

Barr Engineering Co. ("Barr"), in connection with the 10-K/A consents to:

(i)   The filing and/or incorporation by reference by the Company and use of the Technical Report Summary titled "Initial Assessment Report (October 2023) on 5E Advanced Materials Fort Cady Project" with a revised report date of October 27, 2023 and report date of May 11, 2023 (the "Technical Report Summary") that was prepared in accordance with Subpart 1300 of Regulation S-K promulgated by the SEC, filed as Exhibit 96.1 to the Annual Report on Form 10-K/A;

(ii)   The use of and references to our name, including our status as an expert or "qualified person" (as defined in Subpart 1300 of Regulation S-K promulgated by the SEC), in connection with the Form 10-K/A and any such Technical Report Summary; and

(iii)   The use of any quotation from, or summarization of, the particular section or sections of the Technical Report Summary in the Form 10-K/A, to the extent it was prepared by us, that we supervised its preparation of and/or that was reviewed and approved by us, that is included or incorporated by reference to the Form 10-K/A.

Barr is responsible for, and this consent pertains to Sections 13, 15 and 18 of the Technical Report Summary.

Neither the whole nor any part of the Initial Assessment Report (October 2023) nor any reference thereto may be included in any other filings with the SEC without the prior written consent of Barr as to the form and context in which it appears.

Dated: October 27, 2023

By: _____ Digitally signed by Daniel R. Palo
                                 Date: 2023.10.26 07:56:25 -07'00'
Name: Daniel R. Palo, PhD, P. Eng., P.E.
Title: Senior Process Engineer, Barr
          Engineering Co.